Exhibit 3.1

Section 2.1 of the Amended and Restated Bylaws of Adaptec, Inc.

as amended on September 18, 2009

Section 2.1. Number; Qualifications Election by Stockholders. The Board of Directors shall consist of one or more members. The number of authorized directors shall be seven (7), provided, however the number of authorized directors may be changed from time to time by amendment of these Bylaws. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation. Except as provided in Section 2.2 of this Article, each nominee for director shall be elected director by the affirmative vote of the majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, Section 1.12 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, election by “the affirmative vote of the majority of the votes cast” means the votes cast “for” a nominee’s election must exceed the votes cast “against” that nominee’s election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.